UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[	]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 0-19118

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

(Full title of the plan)

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ABRAXAS PETROLEUM CORPORATION

500 N. Loop 1604 E. Ste. 100

SAN ANTONIO, TEXAS 78232

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2005, which has been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 ( c ) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES

YEAR ENDING DECEMBER 31, 2005

INCOME
Contribution – Company Matching (Co. Stock)	$101,499
Contribution – Participant 401(K)	232,174
Investment Earnings	1,044,092
Other Income – Loan Repayment	1,678
Total Income	$1,379,443

EXPENSES
Payments to Participants	55,887
Total Expenses	55,887

Income over Expenses	$1,323,556
Assets at the Beginning of the Plan Year	2,280,057
Assets at the End of the Plan Year	$3,603,613

PLAN ASSETS AND LIABILITIES

	As of January 1, 2005	As of December 31, 2005
ASSETS
Cash	$121,757	$195,305
Mutual Funds	1,654,127	2,225,785
Company Stock	473,096	1,158,017
Participant Loans	31,077	24,056
Total Assets	$2,280,057	$3,603,613

LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$2,280,057	$3,603,613

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 14th day of June 2006.

ABRAXAS PETROLEUM CORPORATION
401(K) PROFIT SHARING PLAN

By: Abraxas Petroleum Corporation

By: /s/ Robert L.G. Watson
Robert L. G. Watson
Chief Executive Officer and President